UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

Proper Power And Energy, Inc.

 (Name of Issuer)

Common Stock ($.0001 par value)

(Title of Class of Securities)

74345A  106

(CUSIP Number)

Clifford J. Hunt, Esquire

LAW OFFICE OF CLIFFORD J. HUNT, P.A.

8200 Seminole Boulevard

Seminole, Florida 33772

727) 471-0444

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 7, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74345A 106
(1)	NAME OF REPORTING PERSON: Alpha 52 LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Florida, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 16,178,506 (32.4%)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 16,178,506
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,178,506
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.4%
(14)	TYPE OF REPORTING PERSON OO / Limited Liability Company

Item 1.  Security and Issuer

Common Stock, par value $.0001

Proper Power and Energy, Inc. (the Issuer) maintains its principal executive offices at 405 South Dale Mabry Highway, #360, Tampa, FL 33609.

Item 2. Identity and Background

Alpha 52 LLC (“Alpha”) is a Florida limited liability company that maintains its principal business address at 334 South Hyde Park Avenue, 2d Floor, Tampa, Florida 33606.  Alpha is a holding company for various investment endeavors engaged in from time to time by its sole owner and Managing Member, Joseph E. Abdo. There are no reportable events for Alpha under subparagraphs (d) and (e) of this Item 2.

(a)

Joseph E. Abdo, Managing Member and sole owner.

(b)

Joseph E. Abdo maintains his principal business address at 405 South Dale Mabry Highway, #360, Tampa, FL 33609.

(c)

President and Director for Proper Power and Energy, Inc. (the Issuer), 405 South Dale Mabry Highway, #360, Tampa, FL 33609.

(d)

No reportable event exists.

(e)

No reportable event exists.

(f)

United States.

Item 3. Source and Amount of funds or Other Consideration

On March 5, 2009, in a private equity transaction, Joseph E. Abdo acquired the control block of stock in the Company consisting of one million (1,000,000) pre-forward split (50:1), restricted common stock shares (the “Shares”) of the Company for $250,000.  Mr. Abdo utilized his own funds in the purchase.  Effective May 7, 2009, the Company engaged in a fifty-for-one (50-1) forward split of its common stock.  Upon the issuance of share certificates to effectuate the forward split of common stock, Mr. Abdo transferred 16,178,506 of his Shares to Alpha 52 LLC for consideration of $250,000, which is due and owing to Mr. Abdo. The remainder of Mr. Abdo’s post-split Shares were transferred/issued to various persons and entities at his direction, for nominal consideration.

Item 4.  Purpose of Transaction

Alpha 52 LLC acquired the 16,178,506 shares of Company common stock at the direction of Company president, Joseph E. Abdo, who also is the reporting entity’s sole owner and Managing Member.  Neither Mr. Abdo nor Alpha 52 LLC have formulated any plans or proposals that would require disclosure under sub-paragraphs (a)-(j) of this Item 4.

Item 5.  Interest in Securities of the Issuer

(a)

16,178,506;   32.4%

(b)

16,178,506;   32.4%

(c)

None, except for the transaction described in this filing.

(d)

Not applicable.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to Be filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 28, 2009

Date

ALPHA 52 LLC

/s/:  Joseph E. Abdo

Joseph E. Abdo, Managing Member

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